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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.       )*
                                           -----


                                PIXTECH INC.
        -------------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
             ---------------------------------------------------
                       (Title of Class of Securities)

                                 72583K 10 9
                  -----------------------------------------
                               (CUSIP Number)

YVES MOREL, AVENUE OLIVIER PERROY, 13790 ROUSSET, FRANCE, 011-33-4-42-29-10-00
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

-------------------------------------------------------------------------------
            (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO.                             13D                PAGE   OF   PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      UNITED MICROELECTRONICS CORPORATION

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5
                                                                [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OR ORGANIZATION
 6
      HSINCHU, TAIWAN, REPUBLIC OF CHINA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Out of the Issuer's 13.7 million outstanding shares
                          of Common Stock, the reporting person owns a total
                          number of shares equal to 1,111,111.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             N/A

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      8.1%

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12

                                                                [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13
      8.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                                          2 of 7

                                SCHEDULE 13D


ITEM 1.    SECURITY AND ISSUER

     The class of equity securities to which this statement relates is Common Stock.

     The name and address of the issuer of such securities are:

     Pixtech Inc., Avenue Olivier Perroy, 13790 Rousset, France

ITEM 2.    IDENTITY AND BACKGROUND

     (a)  United Microelectronics Corporation;

     (b) No. 13 Innovation Road I, Science Based Industrial Park, Hsinchu, Taiwan, Republic of China;

     (c)  Not Applicable

     (d)  Not Applicable

     (e) Neither UMC nor any of the persons listed in the General Instructions has been party to a proceeding as described in the instructions (under U.S., U.S. state laws, or Taiwan law).

     (f)  Republic of China

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          UMC used working capital of UMC

ITEM 4.   PURPOSE OF TRANSACTION

          Not Applicable

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) The reporting person beneficially owns 1,111,111 or 81% shares of the issuer's outstanding 13,700,000 shares of Common Stock;

     (b)  The reporting person has sole power to vote or to direct the vote;

     (c) UMC has not traded any other shares of Pixtech since the date we acquired the 1,111,111 shares.

     (d) No person other than UMC is known to have the right or powers described in the instructions.

     (e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          There are no contracts between and/or amongst UMC or any person required to be listed under Item 2 with respect to any securities of Pixtech Inc.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not Applicable

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     February 21, 1997                          /s/    Robert Tsao
     ----------------------------               --------------------------------
                                                Robert Tsao, Chairman
                                                --------------------------------